CHANGE IN ACCOUNTANTS

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

I have audited the financial statements of eHomeOne.com, Inc. (fka Kenroy Communications, Inc.) for the year ended December 31, 2000. I have reviewed the Company's comments concerning this decision to change to a different firm following the acquisition of eHomeOne.com, Inc. The decision to change accounts was made by the Company and was not due to any disagreement between the Company and me concerning accounting principles or practices, disclosure, or auditing scope or disclosure.



/s/ David Coffey
David Coffey, C.P.A.
Las Vegas, Nevada

August 20, 2001